RECEIVED
2007 AUG -3 A 6:43
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SUPPL

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

07025660

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Heike Theißing
Telephone +49/89/20 30 07-793
Fax +49/89/20 30 07-33 793
E-mail heike.theissing@HypoRealEstate.com

Rule 12g3-2(b) File No. 82-34748

Date 31 July 2007

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

PROCESSED
AUG 06 2007
THOMSON
FINANCIAL

Heike Theißing   Heiner Bendfeld

Enclosures

(1) 31 July 2007   31 July 2007 - Disclosure pursuant to section 26 of the German Securities Trading Act (Wertpapierhandelsgesetz -WpHG) – Perry Corp

Hypo Real Estate
GROUP

RECEIVED
2007 AUG -3 A 6:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Shareholding Disclosures

31.07.2007 - Disclosure pursuant to section 26 of the German Securities Trading Act (Wertpapierhandelsgesetz -WpHG) - Perry Corp

Security code number (WKN): 802770
ISIN: DE 000 802 770 7

- Translation -

Pursuant to section 21 para. 1 WpHG Perry Corp, 767 Fifth Avenue, 19 th Floor, New York, NY 10153, USA und Perry Capital UK LLP, 148 Old Park Lane, London, W1K 1QX, United Kingdom, notified Hypo Real Estate Holding AG, Unsöldstrasse 2, 80538 München, on 30 July 2007 of the following:

We should hereby like to inform you pursuant to Sections 21 Paragraph 1 and 24 WpHG that on 25 July 2007 the percentage holding of the voting rights in Hypo Real Estate Holding AG, Unsoeldstr. 2, D- 80538 Munich, Germany, held by Perry Corp, 767 Fifth Avenue, 19 th Floor, New York, NY 10153, USA und Perry Capital UK LLP, 148 Old Park Lane, London, W1K 1QX, United Kingdom, went above the threshold of 3% and is now 3.17 % (4,251,300 voting shares).

All of the voting rights are attributable to them pursuant to Section 22 Paragraph 1 Sentence 1 No. 6 in connection with Sentence 2 WpHG. Perry Corp is controlled by Perry Capital UK LLP.

Munich, 31 July 2007
Hypo Real Estate Holding AG
Management Board

Hypo Real Estate
HOLDING

Hypo Real Estate
GROUP

Beteiligungsmeldungen

31.07.2007 - Veröffentlichung nach § 26 WpHG - Perry Corp

WKN: 802 770
ISIN: DE 000 802 770 7

Die Perry Corp, 767 Fifth Avenue, 19 th Floor, New York, NY 10153, USA und Perry Capital UK LLP, 148 Old Park Lane, London, W1K 1QX, United Kingdom, haben der Hypo Real Estate Holding AG, Unsöldstrasse 2, 80538 München, mit Schreiben vom 30. Juli 2007 gemäß § 21 Abs. 1 WpHG folgendes mitgeteilt:

Hiermit teilen wir Ihnen gemäß § 21 Abs. 1 WpHG und § 24 WpHG mit, dass der von Perry Corp, 767 Fifth Avenue, 19 th Floor, New York, NY 10153, USA und Perry Capital UK LLP, 148 Old Park Lane, London, W1K 1QX, United Kingdom, gehaltene prozentuale Stimmrechtsanteil an der Hypo Real Estate Holding AG, Unsöldstrasse 2, 80538 München, am 25. Juli 2007 die Schwelle von 3% überschritten hat und nun 3,17 % (4.251.300 Stimmrechtsaktien) beträgt.

Alle diese Stimmrechte sind jeweils gemäß § 22 Absatz 1 Satz 1 Nummer 6 in Verbindung mir Satz 2 WpHG zuzurechnen. Perry Corp wird durch Perry Capital UK LLP, kontrolliert.

München, 31. Juli 2007
Hypo Real Estate Holding AG
Vorstand

Hypo Real Estate
HOLDING